TEKKORP DIGITAL ACQUISITION CORP.

1980 Festival Plaza Drive, Ste #300

Las Vegas, Nevada 89135

October 21, 2020

VIA EMAIL & EDGAR

Brigitte Lippmann

Senior Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Tekkorp Digital Acquisition Corp. (the “Company”)
Registration Statement on Form S-1 (Registration No. 333-249064)

Dear Ms. Lippmann:

Pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-249064) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on October 21, 2020 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Michelle Gasaway of Skadden, Arps, Slate, Meagher & Flom LLP at (213) 687-5122 and that such effectiveness also be confirmed in writing.

Very truly yours,

Tekkorp Digital Acquisition Corp.

By:	/s/ Matthew Davey
	Name:	Matthew Davey
	Title:	Chief Executive Officer

cc:	Skadden, Arps, Slate, Meagher & Flom LLP
Gregg A. Noel, Esq. and P. Michelle Gasaway, Esq.

cc:	Kirkland & Ellis LLP
Christian O. Nagler, Esq.